

February 17, 2016

To the Management and Board of Directors
Thornhill Securities, Inc.

We have audited the financial statements of Thornhill Securities, Inc. for the year ended December 31, 2015, and have issued our report thereon dated February 17, 2016. Professional standards require that we provide you with information about our responsibilities under PCAOB auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated September 2, 2015. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Thornhill Securities, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2015. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. We noted no adjustments for 2015.

Internal Control Related Matters

In planning and performing our audit of the financial statements of Thornhill Securities, Inc. (the Company) as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United Stated), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.



However, during our audit we became aware of certain opportunities for strengthening internal controls and operating efficiency. The observation below summarizes our comments and suggestions regarding this matter. This letter does not affect our report dated February 17, 2016, on the financial statements of Thornhill Securities, Inc.

We will review the status of these comments during our next audit engagement. We have discussed our comment and suggestion with Thornhill Securities, Inc personnel, and we will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations. Our comments are summarized as follows:

Observation No.1:

Lack of written employment agreements-The Company only has oral employment agreements with some of its employees. There are no written employment agreements for those individuals. Having formal written employment agreements or items acknowledging terms of compensation will increase controls over the authorization and approval around the payroll process.

Recommendation:
PMBHD recommends that employment agreements or compensation letters should be drafted for all current and future employees of the Company for 2015 and beyond.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 17, 2016 and included as Appendix A herein.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" in certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occur in the normal course of our professional relationship and our responses are not a condition to our retention.



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Board of Directors and Management of Thornhill Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP
Austin, Texas